FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Attached is an English translation of the letter dated August 8th, 2013 filed with the Peruvian Superintendencia del Mercado de Valores - SMV, by virtue of which the registrant reported that we have signed, through our subsidiary, Concesionaria Vía Expresa Sur S.A, with the Lima Municipality, the contract for the concession of the Via Expresa Sur.

Lima, August 8, 2013

Sirs
Superintendencia del Mercado de Valores
Present.-

Reference:                      Relevant Fact –Vía Expresa Sur

Dear Sirs:

By letter dated December 27, 2012, under file No. 2012043450, we communicated to the Superintendencia del Mercado de Valores (SMV) the adjudication of the Buena Pro on the private initiative that the company presented for the construction and operation of the concession of “Via Expresa of Paseo de la Republica from Barranco to the Panamericana Sur (Via Express Sur)”.

Hereby we inform you, as a relevant fact, that today, August 8, 2013, we have signed, through our subsidiary, Concesionaria Vía Expresa Sur S.A, with the Lima Municipality, the contract for the concession of the Via Expresa Sur. This works will be executed within a period of 5 years and will mean an investment of USD 230 million dollars.

Sincerely,

____________________
/s/Mario Alvarado Pflucker
Chief Executive Officer
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative